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                                                                 EXHIBIT (b)(4)


                       [HAMBRECHT & QUIST LLC LETTERHEAD]


September 20, 1996

Confidential

The Special Committee of The Board of Directors
The Board of Directors
Neozyme II Corporation
Todman Building
Main Street
Road Town, Tortola
British Virgin Islands

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of callable common stock, par value $1.00 per share ("Common Stock"), of Neozyme II Corporation ("Neozyme" or the "Company") of the consideration to be received by such holders in connection with a proposed transaction (the "Proposed Transaction") pursuant to which an affiliate of Genzyme Corporation ("Genzyme") will offer to purchase the outstanding units of Neozyme (the "Units") at a purchase price of $45.00 per Unit in cash (the "Offer"). As of the date hereof, all of the outstanding Common Stock is owned as part of a Unit, each of which consists of (i) one share of Common Stock and (ii) one callable warrant to purchase two shares of Genzyme General Division Common Stock and 0.135 shares of Genzyme Tissue Repair Division Common Stock. The Offer will be made by means of offering documents (the "Offer Documents") to be filed with the Securities and Exchange Commission. If the Offer is consummated, but not all of the Units are tendered and accepted or, if the Offer is terminated in accordance with Section 1.1(b)(ii) of the Purchase Agreement, Genzyme has, pursuant to a Purchase Agreement (the "Purchase Agreement") dated as of September 20, 1996, agreed to effect a second step transaction (the "Second Step Transaction") in which Genzyme will acquire, directly or indirectly, all of the remaining Common Stock in exchange for cash in an amount equal to $29.00 per share of Common Stock.

Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Special Committee of the Board of Directors of Neozyme in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

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The Special Committee of the Board of Directors
The Board of Directors
Neozyme II Corporation
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We are familiar with Genzyme and have, from time to time, provided financial advisory services to Genzyme, and we have received fees for rendering these services. In July 1996, we acted as managing underwriter for a public offering of Genzyme Transgenics Corporation, an affiliate of Genzyme. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Neozyme and Genzyme and receives customary compensation in connection therewith, and also provides research coverage for Genzyme. In the ordinary course of business, Hambrecht & Quist actively trades in the equity securities of Neozyme and Genzyme for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Genzyme.

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

     (i) reviewed the publicly available consolidated financial statements of Neozyme for recent years and interim periods to date and certain other relevant financial and operating data of Neozyme made available to us from published sources and from the internal records of Neozyme;

     (ii) discussed with certain members of the managements of Neozyme and Genzyme the business, financial condition and prospects of Neozyme;

     (iii) reviewed the publicly available consolidated financial statements of Genzyme for recent years and interim periods to date;

     (iv) reviewed certain internal financial and operating information, including certain projections, relating to Neozyme prepared by the management of Genzyme;

     (v) reviewed the recent reported prices and trading activity for the Common Stock and compared such information and certain financial information of Neozyme with similar information for certain other companies engaged in businesses we considered comparable to that of Neozyme;

     (vi) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) reviewed drafts of the Purchase Agreement, the Offer Documents and certain other materials to be filed with the Securities and Exchange Commission in connection with the Offer; and

     (ix) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Neozyme and Genzyme considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the
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The Special Committee of the Board of Directors
The Board of Directors
Neozyme II Corporation
Page 3


assets or liabilities of Neozyme, nor have we conducted a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Neozyme. For purposes of this opinion, we have assumed that Neozyme is not a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We were not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Neozyme.


It is understood that this letter is for the information of the Special Committee and the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, including Schedules 14D-1, 14D-9 and 13E-3 to be filed in connection with the Offer. This letter does not constitute a recommendation to any Neozyme stockholder as to whether such stockholder should accept the Offer. In addition, we express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by Genzyme or any of its affiliates.


Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Units pursuant to the Offer and the consideration to be received by the holders of the Common
Stock pursuant to the Second Step Transaction is fair to such holders from a financial point of view.


Very truly yours,

HAMBRECHT & QUIST LLC



By /s/ David G. Golden
   ------------------------
   David G. Golden
   Managing Director